Exhibit 11(a)(47)
                                                        -----------------

     NiSource's Enhanced $74 Per Share Cash Offer For Columbia Energy...

                                 RIGHT PRICE
                                RIGHT COMPANY
                                 RIGHT TIME

   To All Columbia Energy Shareholders,

   We at NiSource are more convinced than ever that the combination of our two companies will create significant value for the shareholders, customers and employees of both companies.

   RIGHT PRICE. Since we believe that a combination with Columbia is so compelling, we are offering $74 per share in cash. This enhanced offer represents a 28% premium to the 30-day daily average for Columbia's stock price, a 45% premium to the 30-day daily average for the company's stock price before our original offer was announced and a significant premium to Columbia's all time high. The $74 per share offer is a full, fair and certain all cash price that is well above the value that Columbia, on its own, could provide its shareholders in any reasonable time frame. Our offer is not subject to a financing contingency since we have committed financing in place from Credit Suisse First Boston and Barclays Bank PLC.

   RIGHT COMPANY. A combined Columbia/NiSource will be the largest gas company east of the Rockies with over 4.1 million customers in 9 states. Together, we create a powerful energy platform within the Energy Corridor - the region extending from the Gulf, through the Midwest and into the Northeast. This fast-growing corridor accounts for over 40% of all energy consumed within the U.S. The Columbia and NiSource assets and market areas are complementary and have no overlap within the combined system.

   Our success in building our business has been predicated upon employing the skills and experience of the management team and employee base present within the companies with which we have merged. We are inviting five Columbia directors, including Rick Richard, to join an expanded Board of Directors and Mr. Richard to become Vice Chairman. We also would expect to retain the heads of all critical operating units and the current headquarters for those units.

   RIGHT TIME. Change is rapidly occurring in our industry and many large business combinations have recently been announced. It is now clearer than ever that scale and geography are critical to profitability and success in the new competitive energy industry. The combination of Columbia and NiSource will create a super-regional energy company positioned for profitable growth. We would expect the transaction to close within 6 to 9 months.

   We thank you for your support.

    SEND A STRONG MESSAGE TO COLUMBIA'S BOARD THAT YOU SUPPORT NISOURCE'S
         MERGER PROPOSAL AND WANT COLUMBIA TO NEGOTIATE AN AGREEMENT.

                           MAKE THE RIGHT CHOICE.


                     TENDER YOUR COLUMBIA SHARES TODAY.


   October 19, 1999

   IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE TENDERING YOUR SHARES, PLEASE CALL INNISFREE M&A INCORPORATED TOLL-FREE AT (877) 750-5837.

   This advertisement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such an offer is made solely by the Offer to Purchase, dated June 25, 1999, as amended, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its November 12, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This advertisement does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.